EXHIBIT 99.1

Eurocom’s Notification

Ramat-Gan, Israel November 24, 2017, Internet Gold-Golden Lines Ltd. (NASDAQ/TASE: IGLD) (“the Company”), today announced that on November 23, 2017, the controlling shareholder of the Company, Eurocom Communications Ltd. (“Eurocom”), notified the Company that Eurocom had received a written demand from its banks to repay a substantial amount of debt within a specified period of time (the "Notice"). A substantial portion of Eurocom’s holdings the Company, is pledged to the banks.

According to the Notice, Eurocom is currently in intensive discussions with the banks for the payment of its debt and intends to continue accelerated discussions in order to reach an agreement with the banks within a short period of time. According to the Notice, Eurocom believes that there is a viable possibility of reaching an agreement with the banks.